3700 South Stonebridge Drive
McKinney, Texas 75070
972-569-3659 (phone)
972-569-3282 (fax)

Frank M. Svoboda
Executive Vice President and
Chief Financial Officer

VIA ELECTRONIC MAIL
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street N.E., Mail Stop 6D10
Washington, D.C. 20549

Re:	Torchmark Corporation Form 10-K for the Fiscal Year Ended December 31, 2014 Filed February 27, 2015 File No. 001-08052

Dear Mr. Rosenberg:

This letter responds to the comments on Torchmark Corporation’s Form 10-K for the fiscal year ended December 31, 2014 set forth in your letter dated April 24, 2015. Our responses and proposed revised disclosures to be included in future filings (additional proposed disclosures are underlined) are contained in this letter.
Notes to Consolidated Financial Statements
Note 1 - Significant Accounting Policies
Fair Value Measurements, Investments in Securities, page 61

Comment:

1.
Refer to your disclosure of fixed maturity securities herein and in Note 4. Please provide us analyses under ASC 320-10-50-1B and ASC 820-10-50-2B supporting your presentation of fixed maturity securities by "major security types" and "classes." In this regard, please tell us why you did not disaggregate your corporate fixed maturity securities by business sector, similar to your presentation on page 40, at least for the major sectors such as financial, utilities, government and energy.

Torchmark has historically considered the criteria required under ASC 320-10-50-1B for classifications for its fixed-maturity investment disclosures in the “Portfolio Composition” table on page 71, the “Fair Value Measurements” table on page 73, and the “Analysis of Gross Unrealized Investment Losses” table on page 76. We have also determined it is consistent with the classifications and categories included within SEC Securities Act Industry Guide 3 - Statistical Disclosure by Bank Holding Companies II.A. The industry guide for bank holding companies has been considered reasonable and appropriate for a financial institution and insurance holding company such as Torchmark.

ASC 320-10-50-1B states that major security types shall be based on the nature and risks of the security, with consideration given to business sector, vintage, geographic concentration, credit quality, and economic characteristics. A summary of our analysis of each of these investment disclosures and their presentation in the notes to the 2014 consolidated financial statements, specifically regarding the tables referenced in the previous paragraph, is as follows:

a.
Business Sector: Disclosure of security types by business sector is currently included on page 105 of Note 15 to the consolidated financial statements that present the percentage of fair value of corporate debt and equity investments by industry. The disclosure provides users with information regarding concentrations of credit risks related to the largest industry concentrations, which include the insurance, electric utilities and services, pipelines, banks, and oil and gas extraction business sectors. Although certain industry sectors make up larger percentages of corporate securities than others, there were no material gross unrealized losses in any one industry sector that would be especially meaningful to the users of the financial statements if the disclosures were provided in greater detail for purposes of the “Portfolio Composition” and “Analysis of Gross Unrealized Investment Losses” tables.

We further considered whether disaggregation would be meaningful with regard to the information included in the “Fair Value Measurements” table and determined that the classification of fair value measurements do not vary significantly by business sector and additional disaggregation beyond what is currently disclosed was not warranted. We specifically considered guidance in ASC 820-10-50-2B and evaluated the investments included in the “Corporates” security type that are classified as Level 3 fair value measurements. The inputs and valuation techniques used to determine those fair values are disclosed in detail within the 4th paragraph of page 62 and in further detail in the table at the bottom of page 74 where quantitative information about Level 3 fair value measurements is provided. It is further disclosed there that the investments are private placement fixed maturities. While the private placement fixed maturities are composed of investments in different business sectors, the valuation techniques do not vary by business sector and the inputs are common to all business sectors. Upon completion of performing the analysis summarized above, we concluded that additional disaggregation of investment disclosures by business sector was not warranted.

b.
Vintage: At December 31, 2014, Torchmark’s investments in fixed maturities were composed of less than 1% of investments in residential and commercial mortgage-backed securities, which are the types of securities that would warrant additional disclosure by vintage. In consideration of their immateriality, we determined that additional disclosure by vintage was not relevant and therefore was not necessary.

c.
Geographic Concentration: Geographic concentrations are most significant when considering the concentrations of credit risks. After analyzing Torchmark’s investment portfolio we determined that the consideration of geographic concentration is most relevant to investments in state and municipal governments. Accordingly, we included disclosure on page 105 of Note 15 regarding concentrations of credit risk by geographic area.

Geographic concentrations were not considered relevant for disclosure for other major security types due to the nature of business activities of the issuers of those securities, which generally consists of corporations that conduct business in markets across the United States and internationally. Accordingly, we concluded that additional disclosure of investments based on the geographic concentration of corporate headquarters would not be relevant.

d.	Credit Quality: On page 106 of Note 15, Torchmark disclosed the following with regard to credit quality:

At year-end 2014, 4% of invested assets at fair value was represented by fixed maturities rated below investment grade (BB or lower as determined by the weighted average of available ratings from rating services). Par value of these investments was $635 million, amortized cost was $561 million, and fair value was $550 million. While these investments could be subject to additional credit risk, such risk should generally be reflected in their fair value.

In addition, pages 62 through 64 of Note 1 to the consolidated financial statements include discussion of factors considered during our analysis of unrealized losses and evaluation of whether an other-than-temporary impairment has occurred.

Further disaggregation of investment disclosures was not considered necessary based on the information included in the notes, the immateriality of gross unrealized losses at December 31, 2014, and in consideration of the current credit cycle. We will continue to evaluate whether additional disclosure is appropriate in future filings as changes in the economic environment occur or in the event that gross unrealized losses become more significant.

e.
Economic Characteristics: Torchmark’s investments are primarily composed of corporate bonds and redeemable preferred stocks, government securities, and municipal bonds. In our judgment the economic characteristics of Torchmark’s investments are appropriately captured by classifying investments as presented in the 2014 consolidated financial statements and in accordance with the classifications in the SEC industry guide referenced above (e.g. collateralized debt obligations, foreign governments, etc.).

After careful evaluation of the facts and circumstances described above, we concluded that the presentation of fixed maturity securities by "major security types" and "classes” within the Torchmark 2014 consolidated financial statements complies with ASC 320-10-50-1B and 820-10-50-2B, in all material respects.

In order to enhance disclosures about major business sectors within the corporate categories, we have determined that it would be appropriate to expand the classifications in each of the “Portfolio Composition”, “Fair Value Measurements”, and “Analysis of Gross Unrealized Investment Losses” tables in future filings. Beginning with our Form 10-Q for the quarter ended March 31, 2015, we will modify our disclosures to include separate lines for the Financial, Utility, and Energy sectors. Our future disclosures will be substantially similar to those included within Exhibits 1, 2, and 3 which reflect these modifications as of December 31, 2014.

We have also evaluated the location of disclosures referred to above concerning “Concentrations of Credit Risk” and presented on pages 105 and 106 in Note 15 to the 2014 consolidated financial statements. We plan to move the location of those disclosures to Note 4 in future filings of Form 10-K so that they will be in closer proximity to other relevant investment disclosures.

Comment:

2.
Your discussion on pages 61 and 62 indicates that over 99% of the fair value reported at December 31, 2014 was determined using data provided by third-party pricing services. The disclosure does not appear to indicate the valuation technique(s) used to arrive at fair value. Please provide us, for each "class" (see comment 1 above) of Level 2 fixed maturity securities, the valuation technique(s) and inputs used in your fair value measurement. Refer to ASC 820-10-50-2bbb.

At December 31, 2014, Torchmark’s investments in fixed maturities were primarily composed of the following significant security types at fair value: corporate securities, state and municipal securities, redeemable preferred stocks, and U.S. government securities. The remaining security types represent less than 1% of the total in the aggregate. Since the primary valuation methodologies and inputs are common across all of our significant fixed maturity security types, we did not address each class separately in our disclosure. Historically, our disclosure has been primarily focused on the nature and type of observable market data inputs commonly used by third-party pricing services and the processes and techniques management utilizes to corroborate the fair values obtained from third-party pricing services and further evaluate their reasonableness.
We plan to expand our disclosure of the techniques used by the pricing services in future filings to describe more fully the methodologies they use in the valuation of our securities. We therefore intend to revise our disclosure of the accounting policy for “Fair Value Measurements, Investments in Securities”, as presented on pages 61 and 62, to provide more fully an explanation of the techniques used by those services, including a disclosure that informs the reader that the valuation techniques and inputs are common to all of Torchmark’s significant fixed maturity security types. As a result, we will revise the second paragraph of that disclosure in a similar manner as follows, whereby we have highlighted the additional content.

The great majority of Torchmark’s fixed maturities are not actively traded and direct quotes are not generally available. Management therefore determines the fair values of these securities after consideration of data provided by third-party pricing services and independent broker/dealers. Over 99% of the fair value reported at December 31, 2014 was determined using data provided by third-party pricing services and broker/dealers. Prices provided by these services are not binding offers but are estimated exit values. Third-party pricing services use pricing models to determine security values by application of a market-based approach to build their pricing models.
At December 31, 2014, Torchmark’s investments in fixed maturities were primarily composed of the following significant security types: corporate securities, state and municipal securities, redeemable preferred stocks, and U.S. government securities. The remaining security types represented less than 1% of the total in the aggregate. For all asset classes within the significant fixed maturity security types, third-party pricing services use a common valuation technique to model the price of the investments using observable market data. The observable market data incorporated into the pricing models includes inputs such as benchmark yield curves, reported trades, broker-dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers, and other inputs that are corroborated in the market. The services further monitor economic and industry-specific events and incorporate this evolving data into their models. Individual securities are assigned credit spreads, based on the expected risk associated with that specific security. Embedded repayment options, such as call and redemption features, are also taken into account in the pricing models. The services regularly review their pricing data by monitoring information from the dealer community, trade data, benchmark quotes, and credit quality.
Management reviews and analyzes all prices obtained to insure the reasonableness of the values, taking all available information into account. In addition, management corroborates the prices obtained from third-party sources against other independent sources. When corroborated prices produce small variations, the close correlation indicates observable inputs, and the mean value is used. When corroborated prices present greater variations, additional analysis is required to determine which value is the most appropriate. When only one price is available, management evaluates observable inputs and performs additional analysis to confirm that the price is appropriate. All fair value measurements based on prices determined with observable market data are reported as Level 1 or Level 2 measurements.

Torchmark acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in the Form 10-K for the fiscal year ended December 31, 2014; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the above-referenced filing; and (3) it may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
Please contact me at 972-569-3659 or Brian Mitchell at 972-569-4020 if you have additional comments or questions.

Very truly yours,

/s/ Frank M. Svoboda

cc:	Jim Peklenk Keira Nakada

EXHIBIT 1- Portfolio Composition

2014:	Cost Or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Amount Per The Balance Sheet	% of Total Fixed Maturities At Fair Value
Fixed Maturities Available For Sale:
Bonds:
U.S. Government direct, guaranteed, & government-sponsored enterprises	$367,463	$5,561	$(3,183)	$369,841	$369,841	3%
States, municipalities, and political subdivisions	1,278,429	177,052	(718)	1,454,763	1,454,763	10
Foreign governments	25,824	1,350	(1)	27,173	27,173	—
Corporates, by sector:
Financial	2,659,266	419,303	(12,136)	3,066,433	3,066,433	21%
Utilities	2,154,433	377,962	(2,945)	2,529,450	2,529,450	17
Energy	1,511,839	173,485	(21,641)	1,663,683	1,663,683	12
Other corporate sectors	4,240,082	530,462	(24,158)	4,746,386	4,746,386	33
Total corporates	10,565,620	1,501,212	(60,880)	12,005,952	12,005,952	83%
Collateralized debt obligations	67,876	4,165	(8,809)	63,232	63,232	—
Other asset-backed securities	21,424	1,104	—	22,528	22,528	—
Redeemable preferred stocks, by sector:
Financial	468,290	56,845	(5,008)	520,127	520,127	4%
Utilities	28,686	781	(23)	29,444	29,444	—
Total redeemable preferred stocks	496,976	57,626	(5,031)	549,571	549,571	4%
Total fixed maturities	12,823,612	1,748,070	(78,622)	14,493,060	14,493,060	100%
Equity securities	776	701	—	1,477	1,477
Total fixed maturities & equities	$12,824,388	$1,748,771	$(78,622)	$14,494,537	$14,494,537

EXHIBIT 2- Fair Value Measurements

	Fair Value Measurements at December 31, 2014 Using:
Description	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Fixed maturities available for sale:
Bonds:
U.S. Government direct, guaranteed, & government-sponsored enterprises	$—	$369,841	$—	$369,841
States, municipalities, and political subdivisions	1,504	1,453,259	—	1,454,763
Foreign governments	—	27,173	—	27,173
Corporates, by sector:
Financial	$56,517	$2,940,267	$69,649	$3,066,433
Utilities	30,054	2,366,408	132,988	2,529,450
Energy	—	1,636,653	27,030	1,663,683
Other corporate sectors	—	4,463,339	283,047	4,746,386
Total corporates	$86,571	$11,406,667	$512,714	$12,005,952
Collateralized debt obligations	—	—	63,232	63,232
Other asset-backed securities	661	21,867	—	22,528
Redeemable preferred stocks, by sector:
Financial	$17,811	$502,316	$—	$520,127
Utilities	5,134	24,310	—	29,444
Total redeemable preferred stocks	$22,945	$526,626	$—	$549,571
Total fixed maturities	111,681	13,805,433	575,946	14,493,060
Equity securities	644	—	833	1,477
Total fixed maturities and equity securities	$112,325	$13,805,433	$576,779	$14,494,537
Percentage of total	0.8%	95.2%	4.0%	100.0%

EXHIBIT 3- Analysis of Gross Unrealized Investment Losses

	Analysis of Gross Unrealized Investment Losses
	At December 31, 2014
	Less than Twelve Months		Twelve Months or Longer		Total
Description of Securities	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Fixed maturities available for sale:
Investment grade:
Bonds:
U.S. Government direct, guaranteed, & government-sponsored enterprises	$4,478	$(7)	$149,238	$(3,176)	$153,716	$(3,183)
States, municipalities, and political subdivisions	5,632	(206)	20,363	(348)	25,995	(554)
Foreign governments	—	—	800	(1)	800	(1)
Corporates, by sector:
Financial	7,928	(25)	28,202	(372)	36,130	(397)
Utilities	4,678	(41)	111,993	(2,904)	116,671	(2,945)
Energy	201,509	(12,423)	101,457	(9,218)	302,966	(21,641)
Other corporate sectors	187,702	(4,598)	408,107	(13,198)	595,809	(17,796)
Total corporates	$401,817	$(17,087)	$649,759	$(25,692)	$1,051,576	$(42,779)
Collateralized debt obligations	—	—	—	—	—	—
Other asset-backed securities	—	—	—	—	—	—
Redeemable preferred stocks, by sector:
Financial	1,008	(1)	—	—	1,008	(1)
Utilities	—	—	1,644	(23)	1,644	(23)
Total redeemable preferred stocks	1,008	(1)	1,644	(23)	2,652	(24)
Total investment grade	412,935	(17,301)	821,804	(29,240)	1,234,739	(46,541)
Below investment grade:
Bonds:
States, municipalities, and political subdivisions	—	—	393	(164)	393	(164)
Corporates, by sector:
Financial	—	—	94,069	(11,739)	94,069	(11,739)
Other corporate sectors	32,940	(404)	67,117	(5,958)	100,057	(6,362)
Total corporates	$32,940	$(404)	$161,186	$(17,697)	$194,126	$(18,101)
Collateralized debt obligations	—	—	11,190	(8,809)	11,190	(8,809)
Redeemable preferred stocks, by sector:
Financial	—	—	57,339	(5,007)	57,339	(5,007)
Total redeemable preferred stocks	—	—	57,339	(5,007)	57,339	(5,007)
Total below investment grade	32,940	(404)	230,108	(31,677)	263,048	(32,081)
Total fixed maturities	445,875	(17,705)	1,051,912	(60,917)	1,497,787	(78,622)
Equity securities	—	—	—	—	—	—
Total fixed maturities and equity securities	$445,875	$(17,705)	$1,051,912	$(60,917)	$1,497,787	$(78,622)